Snow Lake Completes Highly Successful Drill Program at the

Pine Ridge Uranium Project in Wyoming

Winnipeg, Manitoba, January 12, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that it has received the final set of drill results from an additional 21 drill holes (out of a total of 114 holes) that have been completed on the Pine Ridge Uranium Project ("Pine Ridge"), located in the prolific Powder River Basin in Wyoming, a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE").

This successful drill program confirmed the presence of widespread uranium mineralization at Pine Ridge, while testing only a very small percentage of the large land package, and established the continuity of mineralization in multiple areas and identified at least 25 mineralized roll fronts contained within three major sandstone packages.

Highlights

  Final 2025 program drill results continue to highlight multiple zones of mineralization at Pine Ridge

  Highly successful drill program was completed with 114 holes and 38,000m (125,000 ft)

  Drilling results have continued to define roll front mineralization and have increased the number of mineralized horizons.  New results include:

    1.2m at 0.040% (400 ppm) U3O8 from 173.7m in PR25-103 and:

      0.8m at 0.045% (450 ppm) U3O8 from 176.0m

    0.9m at 0.041% (410 ppm) U3O8 from 194.2m in PR25-102 and:

      1.1m at 0.029% (290 ppm) U3O8 from 196.3m

    1.2m at 0.032% (320 ppm) U3O8 from 254.7 in PR25-105

    1.4m at 0.026% (260 ppm) U3O8 from 257.6m in PR25-106

  Best results from the drill program include:

  2.6m at 0.101% (1,010 ppm) U3O8 from 257.6m in PR25-093 including

    2.0m at 0.124% (1,240ppm) U3O8 at 257.9m

  2.0m at 0.092% (920 ppm) U3O8 from 314.8m in PR25-017, including

    1.2m at 0.132% (1,320 ppm) U3O8 from 315.0m

  3.5m at 0.054% (540 ppm) U3O8 from 321.3m in PR25-031, including

    1.1m at 0.078% (780 ppm) U3O8 from 321.4m

Snow Lake CEO Remarks

"We are extremely pleased with the results of our 2025 drill program," said Frank Wheatley, CEO of Snow Lake.  "Pine Ridge is a very large land package in the heart of U.S. domestic uranium production and has demonstrated widespread and continuous uranium mineralization across multiple sand packages.  Having only test a small portion of Pine Ridge, we will now analyze the results of our 2025 drill program with a view to planning the next significant drill program." Mr. Wheatley continued.

Drill Program

The latest results from the Pine Ridge drill program further illustrate the continuous nature of the stacked roll fronts noted in previous press releases.  The mineralization is hosted in at least two major sandstone units within the Tertiary Ft. Union Formation in the eastern and southwestern portions of Pine Ridge.  The sandstone units, generally 200m to 300m deep, and 335m to 400m deep, appear to be geologically and hydrologically isolated, allowing for future ISR development.

Importantly, the mineralization that has been intersected in the southwest portion of the project appears to be hosted in a stratigraphically lower sandstone package than the mineralization hosted by the two sand packages on the eastern portion of the project area.  This suggests additional areas and horizons for exploration efforts.

Figure 1 Drilling at Pine Ridge in the Powder River Basin of Wyoming, U.S.

Drill Results

Drilling reported in the most recent area drilled (Figure 1 above) has further supported this geologic interpretation while returning the most significant assay results to date with the previously reported 2.6m at 0.101% (1,010 ppm) U3O8 from 257.6m including 2.0m at 0.124% (1,240 ppm) U3O8 at 257.9m in PR25-093.

New results from this area are highlighted by PR25-103 with 1.2m at 0.040% (400 ppm) U3O8 from 173.7m and PR25-105 with 1.2m at 0.032% (320 ppm) U3O8 from 254.7m.

Details of the drill results and drill collars are set out in Schedule A.

Pine Ridge Uranium Project - Overview

Pine Ridge is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  The Project is surrounded by existing uranium projects held by UEC and Cameco and is located only ~15km from Cameco's Smith Ranch Mill, which has a licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Qualified Person

Technical information in this news release has been reviewed and approved by Ron Scott PhD, PGeo, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on NASDAQ: LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including lithium, in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com

Schedule A

The recent drill results are shown in Table 1 below and the collar details are shown in Table 2.

HoleID	From (m)	To (m)	Thickness (m)	Avg U3O8 (%)	U3O8 (ppm)	GxT (m%)
PR25-102	194.2	195.1	0.9	0.041	410	0.04
and	196.3	197.4	1.1	0.029	290	0.03
PR25-103	173.7	175.0	1.2	0.040	400	0.05
and	176.0	176.8	0.8	0.045	450	0.03
PR25-105	254.7	255.9	1.2	0.032	320	0.04
PR25-106	257.6	258.9	1.4	0.026	260	0.04

Table 1:  Uranium intercepts from the recently completed holes.  Minimum reported thicknesses are >0.3m and grade 200 ppmU3O8.   "Including" intervals are compiled at a cutoff of 0.05% U3O8.

HoleID	Easting (83_13)	Northing (83_13)	Elev. (m)	Azi. (top of hole)	Dip (top of hole)	TD (m)
PR25-094	429001	4779931	1680	0	-90	213
PR25-095	429072	4779329	1700	0	-90	226
PR25-096	429118	4779297	1700	0	-90	226
PR25-097	429149	4779297	1699	0	-90	226
PR25-098	429409	4778501	1691	0	-90	219
PR25-099	429408	4778136	1698	0	-90	219
PR25-100	429217	4777927	1708	0	-90	219
PR25-101	429244	4777876	1705	0	-90	213
PR25-102	429153	4777875	1708	0	-90	213
PR25-103	429107	4777779	1708	0	-90	207
PR25-104	429183	4777778	1704	0	-90	213
PR25-105	430601	4778728	1695	0	-90	287
PR25-106	430662	4778728	1698	0	-90	287
PR25-107	430723	4778729	1697	0	-90	287
PR25-108	430576	4778886	1684	0	-90	274
PR25-109	430637	4778940	1686	0	-90	274
PR25-110	430576	4778940	1682	0	-90	274
PR25-111	430638	4779028	1681	0	-90	268
PR25-112	430661	4778819	1693	0	-90	287
PR25-113	430684	4778789	1696	0	-90	293
PR25-114	430661	4778759	1696	0	-90	287

Table 2:  Drill collar details for drillholes.

Figure 2: Inset map 1 showing the locations and results of the most recent holes drilled at Pine Ridge.  Intervals are reported at a cutoff of 200 ppm U3O8 and a thickness of >0.3m.

Figure 3: Cross section, looking west, from A to A'.  Significant results from the newly-reported drilling are highlighted while previously reported holes are coloured grey.

Figure 4: Pine Ridge Uranium Project and Adjacent Properties.